UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
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                                  SCHEDULE 13D                            --------------------------------------------
                                                                                           OMB APPROVAL
                                                                          --------------------------------------------
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934             OMB Number:                        3235-0145
                               (AMENDMENT NO. 1)*                         Expires:                     August 31, 1999
                                                                          Estimated average burden
                            GSB FINANCIAL CORPORATION                     hours per form.........................14.90
                            -------------------------                     --------------------------------------------
                                (Name of Issuer)
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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   0003622631
                     --------------------------------------
                                 (CUSIP Number)

                                RONALD J. GENTILE
                      President and Chief Operating Officer
                         Warwick Community Bancorp, Inc.
                                18 Oakland Avenue
                                Warwick, NY 10990
                            (914) 968-2206, ext. 210

   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 10, 1999
   ---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  0003622631                                   Page 2 of  7 Pages
           ----------                                       --    --
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Warwick Community Bancorp, Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       WC - Working Capital of Warwick Community Bancorp, Inc
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      / /
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Warwick Community Bancorp, Inc. (Delaware)
-------------------------------------------------------------------------------
     NUMBER OF       7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY            Warwick Community Bancorp, Inc - 151,600  -  7.0%
      OWNED BY      ------------------------------------------------------------
        EACH         8      SHARED VOTING POWER
     REPORTING
       PERSON       ------------------------------------------------------------
        WITH         9      SOLE DISPOSITIVE POWER

                            Warwick Community Bancorp, Inc - 151,600  -  7.0%
--------------------------------------------------------------------------------
                            SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          151,600 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           /X/

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This amendment amends and supplements the Schedule 13D, dated December 7, 1998, and filed that date with the Securities and Exchange Commission. Except as amended by this amendment, there has been no change in the information previously reported on the Schedule 13D.


ITEM 2.  IDENTITY AND BACKGROUND

                  This Schedule 13D is being filed on behalf of Warwick Community Bancorp, Inc., a bank holding company organized under the laws of the State of Delaware ("WCB"). The principal business address of WCB is 18 Oakland Avenue, Warwick, New York 10990-0591.

                  The information called for by Item 2 with respect to WCB's directors and executive officers is set forth in Exhibit A attached hereto and incorporated herein by reference.

                  During the last five years, neither WCB nor, to the best of WCB's knowledge, any of the persons listed in Exhibit A hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in WCB or any of such persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of common stock (the "Shares") of GSB Financial Corporation (the "Issuer") owned by Warwick Community Bancorp, Inc. ("WCB") as of the date hereof were purchased by it for an aggregate price of $2,442,369. The funds for the purchase were derived from working capital of WCB. No part of the price was represented by funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting securities.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) WCB beneficially owns an aggregate of 151,600 Shares of the Issuer, or 7.0% of the 2,163,450 Shares outstanding on January 31, 1999, as reported by the Issuer in its most recent Form 10-Q, filed on February 16, 1999, for the fiscal quarter ended December 31, 1998. Two of WCB's directors, Frances M. Gorish and R. Michael Kennedy, respectively own 50 Shares and 1,100 Shares, which Shares were acquired independently of WCB's acquisition of Shares. WCB and Frances M. Gorish and R. Michael Kennedy are not acting as a group within the meaning of section 13(d)(3) of the Act.

         (b) WCB has sole power to vote or direct the vote of and has sole power to dispose or direct the disposition of 151,600 Shares. Frances M. Gorish and R. Michael Kennedy have sole power to dispose or direct the disposition of their respective Shares.


                                Page 3 of 7 Pages

         (c) WCB acquired from broker-dealers operating in the over-the counter market 25,500 Shares of the Issuer within the past 60 days, on the dates and paid therefor in cash the prices set forth below. To the best knowledge of WCB, none of the persons listed on Exhibit A of the Schedule 13D has effected any transactions in the Shares during the past 60 days.


         Date                  Number of Shares                 Price Per Share
         ----                  ----------------                 ---------------
       02/03/99                     5,000                         13 15/16
       02/04/99                     4,000                         13 15/16
       02/10/99                     3,400                         13 15/16
       02/10/99                     5,000                         13 15/16
       02/16/99                     8,100                         13 15/16

         (d) Not applicable.

         (e) Not applicable.


ITEM 7.           MATERIAL REQUIRED TO BE FILED AS EXHIBITS

                  Exhibit A.        Information with respect to directors and
                                    executive officers of WCB.



                                Page 4 of 7 Pages



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 18, 1999


                              WARWICK COMMUNITY BANCORP, INC.


                              By:  /s/ Ronald J. Gentile
                                   -------------------------------------
                                   Ronald J. Gentile
                                   President and Chief Operating Officer



                                Page 5 of 7 Pages

                                ITEM 2: EXHIBIT A
                                -----------------

                  DIRECTORS OF WARWICK COMMUNITY BANCORP, INC.
                  --------------------------------------------

    Timothy A. Dempsey
    Chairman of the Board and
       Chief Executive Officer
*   36 Waterbury Road
    Warwick, NY 10990
    Citizen - USA

    Ronald J. Gentile
    President and Chief Operating Officer
*   30 Newport Bridge Road
    Warwick, NY 10990
    Citizen - USA

    Frances M. Gorish
    Retired
*   24 High View Avenue
    Florida, New York 10921
    Citizen - USA

    R. Michael Kennedy
    Real Estate Investment and Management
    Kennedy Companies
*   20 Millers Lane
    Warwick, New York 10990
    Citizen - USA

    Fred M. Knipp
    President and Chief Executive Officer
    Warwick Valley Telephone Company
**  47 Main Street
    Warwick, New York 10990
    Citizen - USA

    Emil R. Krahulik
    Attorney at Law
    Beattie & Krahulik
**  2 Bank Street
    Warwick, New York 10990
    Citizen - USA

    Thomas F. Lawrence, Jr.
    Retired
*   82 Maple Drive
    Warwick, New York 10990
    Citizen - USA

    Henry L. Nielsen, Jr.
    President
    Nielsen Construction Company
*   128 Park Lane
    Warwick, New York
    Citizen - USA

    John W. Sanford III
    President
    John W. Sanford & Son, Inc.
    Insurance Agency
**  68 Main Street
    Warwick, New York 10990
    Citizen - USA

    Robert N. Smith
    President
    Lazear-Smith and Vander-Plaat
       Memorial Home
    Lazear-Smith Funeral Home
**  17 Oakland Avenue
    Warwick, New York 10990
    Citizen - USA



                               Page 6 of 7 Pages

                          EXECUTIVE OFFICERS OF WARWICK
                          -----------------------------
                             COMMUNITY BANCORP, INC.
                             -----------------------

    Timothy A. Dempsey
    Chairman of the Board and
       Chief Executive Officer
*   36 Waterbury Road
    Warwick, NY 10990
    Citizen - USA

    Ronald J. Gentile
    President and Chief Operating Officer
*   30 Newport Bridge Road
    Warwick, NY 10990
    Citizen - USA

    Arthur W. Budich
    Senior Vice President
*   34 Post Road
    Monroe, NY 10950
    Citizen - USA

    Laurence D. Haggerty
    Senior Vice President
*   198 West Shore Trail
    Sparta, NJ 07871
    Citizen - USA

    Donna M. Lyons
    Senior Vice President/Auditor
*   2353 Route 44-55
    P.O. Box 16
    Gardiner, NY 12525
    Citizen - USA

    Barbara A. Rudy
    Senior Vice President
*   23 Olde Wagon Road
    Warwick, NY 10990
    Citizen - USA

    Nancy L. Sobotor-Littell
    Corporate Secretary
*   76 Maple Avenue
    Warwick, NY 10990
    Citizen - USA

*        Home Address
**       Business Address


                               Page 7 of 7 Pages